Glucose Biosensor Systems (Great China) Holdings, Inc.

733 Third Avenue, 15th Floor

New York, New York 10017

March 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glucose Biosensor Systems (Greater China) Holdings, Inc.
Offering Statement on Form 1-A
File No. 024-10911

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, Glucose Biosensor Systems (Great China) Holdings, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Offering Statement on Form 1-A (File No. 024-10911), together with all amendments and exhibits thereto (collectively, the “Offering Statement”). The Offering Statement was originally filed with the Commission on October 22, 2018 and subsequently qualified on November 27, 2018.

The Offering Statement was filed in connection with a proposed offering by the Company of shares of its common stock. The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has decided not to proceed with the offering covered by the Offering Statement at this time. No shares have been sold pursuant to the Offering Statement and no offering proceeds were received from investors.

The Company hereby requests an order granting the withdrawal of the Offering Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Offering Statement to the Company’s counsel, Graubard Miller, Attention: David Alan Miller, Esq. and Eric T. Schwartz, Esq., The Chrysler Building, 405 Lexington Ave., 11th Floor, New York, New York 10174 or by email at dmiller@graubard.com and eschwartz@graubard.com.

If you have any questions or comments or require further information regarding this request for withdrawal of the Offering Statement, please do not hesitate to call Eric Schwartz at (212) 818-8602 or email him at address set forth above.

Sincerely,

/s/ Harry Simeonidis
Harry Simeonidis, President